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grant thornton llp 2001 Market St., Suite 700 Philadelphia, PA 19103-7065 D +1 215 561 4200 F +1 215 561 1066

July 11, 2022

U.S. Securities and Exchange Commission

Office of the Chief Accountant

100 F Street, NE

Washington, DC 20549

Re: The Holbrook Income Fund (Series S000054226), a fund in the Two Roads Shared Trust

File No. 811-22718

Dear Sir or Madam:

We have read the attached statements made by the Holbrook Income Fund (Series S000054226), a fund in the Two Roads Shared Trust, in relation to Item 13(a)(4) of Form N-CSR, which we understand will be filed with the Securities and Exchange Commission as an Exhibit to Form N-CSR on July 11, 2022 and agree with the statements concerning our Firm contained therein.

Very truly yours,

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